Exhibit 99.1

Titan Medical Announces Filing of Amended and Restated Preliminary Prospectus and Withdrawal of Previously Published Milestones

TORONTO--(BUSINESS WIRE)--October 15, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced today that it has filed and been receipted for an amended and restated preliminary short form prospectus (the “A&R Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta. Titan has also filed a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System. Each of these filings is in connection with a proposed marketed offering of units (the “Units”) of the Company (the “Offering”) for total gross proceeds of a minimum of US$15,000,000 and a maximum of US$25,000,000. The A&R Preliminary Prospectus and Registration Statement are subject to completion and amendment.

The Offering

Bloom Burton Securities Inc. (the “Agent”) has been engaged as the Company’s agent for the Offering and the Agent has appointed Northland Securities, Inc. as sub-agent with respect to the offer and sale of the Units in the United States.

Each Unit will be comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). The Offering will be undertaken on a “best efforts” agency basis. The Company also expects to grant to the Agent a 30-day over-allotment option to sell up to an additional 15% of the number of Units and/or Warrants offered in the Offering. The type of security to be distributed, the number of Units to be distributed, the price of each Unit and the exercise price and term of each Warrant will be determined by negotiation between the Company and the Agent in the context of the market with final terms to be determined at the time of pricing.

It is expected that closing of the Offering will occur on or about October 24, 2019, or such other date or dates as the Company and the Agent may agree.

The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s single-port robotic surgical system, as well as for working capital and other general corporate purposes. Further details are disclosed in the A&R Preliminary Prospectus, available at www.sedar.com and the Registration Statement, available at www.sec.gov.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Registration Statement has not yet become effective. The Units may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Units, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Withdrawal of Previously Published Milestones

The Company also announced today that it was withdrawing all forward-looking statements included in its continuous disclosure documents with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019. The Company’s current development plan, as disclosed in its A&R Prospectus, is as follows:

Milestone Number	Development Milestones	Estimated Cost (in US million $)	Schedule for Milestone Completion	Comments
Milestone 6	a. Complete and document preclinical live animal (swine) and cadaver studies according to final protocols for FDA submittal			Completed
	b. Verify production system operation with clinical experts under rigorous formal (summative) human factors evaluation under simulated robotic manipulation exercises		Q3 2019	Completed
	c. Complete audits for ISO 13485 Certification			Completed
Milestone 7	a. Complete improvements to camera insertion tube and endoscope module and verify performance			Completed
	b. Begin to compile design and verification documentation for application for Investigational Device Exemption (IDE)	5.2(1)	Q3 2019	Completed
	c. Complete pre-IRB submission preparations for human confirmatory studies, including communications with IRB Committees of hospitals			Completed
Milestone 8(2)

a. Obtain final independent report from validation testing of system safety and usability for the intended users and use environments under simulated robotic manipulation exercises intended to replicate essential surgical tasks

Q4 2019
	b. Complete User Manual for robotic system setup by operating room staff and surgeon operation of surgeon workstation, patient cart, instruments and accessories	4.1
c. Obtain ISO 13485 Certification(3)
Milestone 9	a. Implement and test improvements to instruments and accessories	TBD	TBD	New
b. Perform biocompatibility testing of instruments at independent lab
c. Perform electrical safety testing for surgeon workstations and patient cart, including electromagnetic compatibility (EMC) and electromagnetic interference (EMI) tests at independent lab
d. Update application for IDE as additional testing lab data is received and continue preparations for human confirmatory studies
Milestone 10	a. Launch rebranded product line, including logos with trade-mark pending, literature and presentation templates, product and packaging labeling, and new website	TBD	TBD	New
	b. Complete system software validation			New
	c. Submit IDE application to FDA			Moved from Q3 2019
Milestone 11	a. Receive IDE approval from FDA(4)	TBD	TBD	Moved from Q3 2019
	b. Receive approvals from IRB Committees of IDE hospitals			Moved from Q4 2019
	c. Commence human confirmatory studies under IDE protocols for FDA submittal			Moved from Q4 2019
Milestone 12	a. Complete human confirmatory studies and patient follow-up and compile reports from human confirmatory studies			Moved from Q4 2019
	b. Submit 510(k) application to FDA	TBD	TBD	Moved from Q4 2019
	c. Submit Technical File to European Notified Body for review for CE Mark			Moved from Q4 2019
	d. Ongoing software development and implementation			Moved from Q1 2020
	e. Planning and preparation for manufacturing and commercialization			Moved from Q1 2020
Milestone 13	a. Planning and preparation for commercialization	TBD	TBD	Moved from Q2 2020

The Company is withdrawing all forecasts with respect to the cost and timing of the development of its robotic surgical system beyond the fourth quarter of 2019 because its lack of financing has caused its primary product development supplier to limit the development work on the Company’s robotic surgical system. This supplier has also terminated the employment or engagement of a significant number of the employees and contractors who had been working with the supplier on the development of the Company’s robotic surgical system.

Additionally, the Company’s relationship with another service provider has deteriorated as the service provider, on the one hand, has noted concerns about the Company’s inability to fully pay invoices while the Company, on the other hand, has expressed dissatisfaction with the quality of the work performed by the service provider. On October 4, 2019, the Company received a demand letter from attorneys engaged by the service provider demanding payment for all amounts the service provider believes it is owed by the Company, being US $2,902,916 (the “Service Provider Demand Letter”). On October 11, 2019, the Company issued a response letter to the Service Provider Demand Letter declining the terms of the demands set out in the Service Provider Demand Letter (the “Company Response Letter”). Pursuant to the Company Response Letter, Titan has requested that the service provider cease all work on behalf of the Company.

These events will significantly impact the timing and costs associated with the completion of the Company’s future milestones as additional time and cost will be incurred to rehire employees and resume product development.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the size of the Offering, the granting of the over-allotment option, the closing date of the Offering and the use of the net proceeds of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

(1) Includes accrued but unpaid research and development costs estimated at approximately US $4.6 million, and accrued but unpaid general and administrative costs estimated at approximately US $0.6 million. Other than payment of invoices for work previously performed by its subcontractors, the Company does not anticipate any other cash outflow requirements in order to complete this Milestone.

(2) Milestones 8 constitutes the Company’s next significant milestone and includes research and development costs estimated at approximately US $3.2 million, and general and administrative costs estimated at approximately US $0.9 million.

(3) The Company’s final short form prospectus dated March 28, 2019 (the “March Prospectus”) disclosed that obtaining ISO 13485 Certification was expected to occur in the third quarter of 2019 and receipt of the certification is now projected for completion in the fourth quarter 2019.

(4) The March Prospectus disclosed that receipt of IDE approval from the FDA was expected to occur in the third quarter of 2019. However, as disclosed herein, the Company has withdrawn the projections for achievement of all development milestones beyond Milestone 8, including their timing and cost.

Contacts

LHA Investor Relations

Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com